UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-17838

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:	September 30, 2001

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transaction Period Ended:

Read attached instructions sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the Notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant	HUDSON HOTELS CORPORATION

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
300 Bausch & Lomb Place

City, State and Zip Code	Rochester, NY 14604

PART II

RULES 12b-25(b) AND (c)

             If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

             State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed) (ATTACHED)

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ralph L. Peek			(716)	454-3400 x 270
(Name)			(Area Code)	(Telephone Number)

             (2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes				☐ No

             (3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes				☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HUDSON HOTELS CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2001	By	/s/ Ralph L. Peek
Ralph L. Peek Executive Vice President and Chief Financial Officer

HUDSON HOTELS CORPORATION

PART III

NARRATIVE

             Form 10-Q for the period ended September 30, 2001 could not be filed within the prescribed time as the Company has not yet been able to finalize its statements for the period then ended.  Several key participants including the Company’s independent accountants have been unavailable due to other pressing matters.  It is anticipated that the financial statements will be finalized, and the Form 10-Q filed on or before November 20, 2001.

PART IV

OTHER INFORMATION

Item 3.

             It is anticipated that the results for the three months ended September 30, 2001 for the Company will be significantly different from the September 30, 2000 results.  The revenues decreased from $14.0 million in 2000 to $12.4 million in 2001.  The net loss for the Company will be approximately $1,040,000 compared to a net income of $663,000 for the three-month period ended September 30, 2001 and September 30, 2000, respectively.  The net loss for the nine-month period ended September 30, 2001 will be approximately $1,320,000 as compared to the net loss for September 30, 2000 of $512,000.